UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: June 30, 2023

Nixplay, Inc.

(Exact name of issuer as specified in its charter)

Delaware	88-2803019
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12301 Whitewater Dr.

Ste 115

Minnetonka, MN 55343-3932

(Mailing Address of principal executive offices)

(213) 407-8763

Issuer’s telephone number, including area code

In this semiannual report on Form 1-SA, unless context indicates otherwise, the terms “Nixplay”, “the Company”, “we”, “us”, or “our” refers to Nixplay, Inc. and its subsidiaries on a consolidated basis.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

2

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed under the heading “Risk Factors” contained in our latest offering circular filed with the SEC, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Common Stock.

Results of Operations

Six Months ended June 30, 2023 Compared to Six Months ended June 30, 2022

Revenues. The Company generated revenues of $7,645,064 for the six months ended June 30, 2023, a 15.3% decrease compared to $9,025,516 in revenues for the six months ended June 30, 2022. The Company’s revenues during both periods were mainly comprised of sales of Nixplay digital photo frames and subscriptions sales. The decrease in revenues during the six months ended June 30, 2023 is largely the result of lower product sales than compared to the prior period (-18%), which was offset slightly by an increase in subscriptions revenue of approximately 19% from an increase in the Company’s Nixplay Plus subscriber base during this period.

Cost of Sales. The Company’s cost of sales for the six months ended June 30, 2023 was $5,503,037, compared to $6,248,538 for the six months ended June 30, 2022, a 11.9% decrease. Cost of sales in both periods consisted of manufacturing costs (including raw materials and components for manufacturing), quality control, inspection, distribution and logistics expenses and commissions on sales through third-party retailers. The cost of sales decreased for the six months ended June 30, 2023 compared to the prior period as a result of decreased sales during the six months ended June 30, 2023 compared to the six months ended June 30, 2022, as described above.

Operating Expenses. The Company incurred $6,067,457 in operating expenses for the six months ended June 30, 2023, a 16.7% decrease from $7,286,027 in operating expenses for the six months ended June 30, 2022. The largest component of operating expenses for each of the six months ended June 30, 2023 and 2022 were development, general and administrative expenses, which were $4,369,175 and $5,392,988, respectively, during these periods, and were comprised primarily of salaries, development costs, consultancy fees, cost of servers and data management costs. The second largest component of operating expenses were selling expenses, which were $1,530,347 and $1,530,939 for the six months ended June 30, 2023 and 2022, respectively, and were mainly comprised of digital advertising expenses. Overall, operating expenses decreased during the six months ended June 30, 2023 compared to the six months ended June 30, 2022 as a result of cost reduction efforts by our Company as a whole – notably with certain operations of our Company being relocated to lower cost countries in an effort to reduce operating costs.

Net Operating Loss. As a result of the foregoing, the Company generated a net operating loss of $3,925,430 for the six months ended June 30, 2023 – a 12.9% improvement compared to a net operating loss of $4,509,049 for the six months ended June 30, 2022.

Government grants. The Company received $0 and $29,563 for the six months ended June 30, 2023 and 2022, respectively, from government grants. For 2022, these amounts represented grants from the Employment Support Scheme (ESS) under the Anti-epidemic Fund launched by the Hong Kong SAR Government supporting the payroll of the Company’s Hong Kong subsidiary employees.

Interest Income. The Company received interest income of $37,092 and $37,563 for the six months ended June 30, 2023 and 2022, respectively. Interest income received during these years was mainly comprised of interest generated by bank deposits attached to two life insurance contracts of which the Company is the sole beneficiary.

Interest expenses. The Company incurred interest expenses of $449,006 and $410,837 for the six months ended June 30, 2023 and 2022, respectively, related to interest accrued on Bank Loans (as defined further below in this report) and loans to various officers, directors, and shareholders (or their family members) of a number of different subsidiaries of the Company pursuant to various loan agreements. Those loans are mainly short term and mainly utilized to finance the inventory.

Net Loss. As a result of the foregoing, the Company had a net loss of $4,373,799 for the six months ended June 30, 2023 – a 9.2% improvement compared to a net loss of $4,819,065 for the six months ended June 30, 2022.

3

Liquidity and Capital Resources

As of June 30, 2023, the Company had $1,031,160 in cash and cash equivalents, and had a negative working capital of $5,157,131. On March 20, 2023, the Company’s commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended. The Company is seeking to sell up to 2,459,017 shares at $6.1000 per share, for maximum proceeds of $15,000,004. As of June 30, 2023, the Company has issued 68,400 shares of Common Stock for total proceeds of $431,869 (with net proceeds of $365,001 after accounting for offering costs). The Company believes that it can fund its operations from cash flow, and from the proceeds from this Regulation A offering, for the foreseeable future without the need to raise additional capital from this offering or any future offering.

Indebtedness

Bank Loans

As of June 30, 2023, the Company had amounts due under various loans for a total amount of $6,936,753. Short term (i.e. less than one year) bank loans represented a total of $6,847,895 in total principal and interest (“Bank Loans”). Those loans are used to finance the trade cycle and mainly the inventory. The Company also had $88,858 in Bank Loans due for repayment after one year as of June 30, 2023 which contain a repayment on demand clause through which the lender can demand repayment at any time.

The table below provides a summary of each outstanding Bank Loan as of June 30, 2023. Each Bank Loan in the table below is between Creedon Technologies HK Limited (the Company’s Hong Kong subsidiary) and the “Loan Lender” specified in the table below.

Loan type	Lender	Facility Limit in original currency	Outstanding principal (USD $)	Repayment terms
Trade Loan	HSBC HK	HKD 12,000,000	666,848	Repayable within 1 year
Trade Loan	HSBC HK	HKD 73,500,000	5,434,935	Repayable within 1 year
Trade Loan	HSBC HK	HKD 6,000,000	746,112	Repayable within 1 year
Universal Life Insurance Loan	HSBC HK	USD 540,488	88,858	Repayable within 1 year
		Total	6,936,753

4

Other Financial Liabilities (Including Loans to Certain Related Parties of the Company)

The Company has received loans from a number of related parties of the Company, including various officers, directors, and shareholders (or their family members) of a number of different subsidiaries of the Company pursuant to various loan agreements. The amounts due under these loan agreements are unsecured – and for the loans that accrue interest, each loan accrues interest at 10% or 11% per annum. A summary of the amounts outstanding under these various loan agreements as of June 30, 2023 is set forth in the table below. Unless indicated in the table below, all loans set forth below are due for repayment on February 28, 2024.

Lender	Related Party Status	Principal	Interest accruals	Total
Mark Palfreeman (1)	CEO and Director of Nixplay Inc.	$281,247	$0	$281,247
Mark Palfreeman (1)	CEO and Director of Nixplay Inc.	$6,367	$0	$6,367
Claire Palfreeman (2)	Family of Mark Palfreeman	$340,377	$11,076	$351,452
Julie Palfreeman (3)	Family of Mark Palfreeman	$187,947	$3,745	$191,692
David Stewart (4)	Family of Mark Palfreeman	$50,537	$2,205	$52,743
Kevin Palfreeman (5)	Family of Mark Palfreeman	$49,275	$0	$49,275
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	$547,377	$19,243	$566,620
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	$101,074	$2,901	$103,975
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	$510,464	$18,717	$529,181
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	$1,600,368	$50,131	$1,650,499
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	$330,923	$62,937	$393,860
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	$35,060	$4,920	$39,980
	TOTAL	$4,041,017	$175,875	$4,216,892

(1) This loan is repayable upon demand by Mr. Palfreeman and does not accrue interest. There is no formal loan agreement governing the terms of this loan.

(2) Represents the amount owed pursuant to two loan agreements, each with a repayment date of February 28, 2024.

(3) Represents the amount owed pursuant to one loan agreement with repayment date February 28, 2024.

(4) Represents the amount owed pursuant to one loan agreement with repayment date December 31, 2023.

(5) Represents the amount owed pursuant to one loan agreement repayable upon demand.

(6) This individual is not an officer, director, or 10% shareholder of the Company.

5

Trend Information

Sourcing of goods. In 2022, our Company experienced a better operating environment compared to 2021, in which we saw a reverse of component part shortages and higher logistics costs as supply chains began to normalize that led to a decrease in cost of goods (COGs). Thus far in 2023, the cost of goods has stabilized, and we continue to see lower cost of product. The Company has also been able to reduce operating costs by increasing efficiency and by allocating a bigger portion of its expenses into lower cost environments such as the Philippines.

Inventory. At the end of 2022, general market conditions led to many consumer sales companies being overstocked with inventory. Nixplay was overstocked at the end of 2022 and has used the 2023 fiscal year to date to rebalance inventory in an effort to ensure our inventory is well positioned for the 2023 Christmas sales period.

Sales. Due to current macroeconomic conditions and intense competition, Nixplay has seen a year-over-year decrease in sell-through (i.e. Nixplay direct sales or retailer sales directly to end customers) of 28.0% as of the end of August 2023.

Users. In the first half of 2023, Nixplay increased its user base on the Nixplay Platform by approximately 200,000 users. This takes the total user count to 3,300,000 as of the date of this report.

Subscriptions. In the first half of 2023, Nixplay increased its Nixplay Plus subscriber base by approximately 8,000 users. This is 4 times more compared to the same period in 2022 and a 27% increase compared to end of December 2022. We believe this is a positive sign that the Nixplay Plus subscription proposition continues to attract customers.

Increased Data Privacy Regulation. Additionally, we believe that increased stringent regulation on data privacy will become increasingly prevalent in the United States and Europe in the coming years. We believe this will work in our favor, given the fact that we take stringent measures to protect users’ data, and such data is not monetized outside of our Nixplay Platform’s ecosystem (in contrast to companies like Google and Amazon).

U.S. – China Relations. As 80% of our purchases are made in the United States and most of our manufacturing is conducted in China, tensions between these two countries can affect inventory and cost of goods sold. It will not, however, affect our services and subscription revenues. These are not only our fastest growing products but will also be where we intend to push hardest in future as a growth point for our business.

ITEM 2. OTHER INFORMATION

Effective October 1, 2023, Andrea Pisani will replace Benoit Le Berre as the Company’s Chief Financial Officer.

6

ITEM 3. FINANCIAL STATEMENTS

7

Nixplay, Inc.

(incorporated in the State of Delaware)

Consolidated Financial Statements for the interim periods ended June 30, 2023 and 2022

8

NIXPLAY INC.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022 (AUDITED)

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$1,031,160	$3,003,578
Trade receivables	1,830,379	6,699,537
Other receivables	1,996,899	530,172
Inventories	5,755,193	9,636,871
Income taxes receivables	116,298	105,374
Other financial assets	48,171	47,266
Total current assets	10,778,101	20,022,797

Property and equipment, net	57,627	85,533
Operating lease right of use assets	1,726	20,001
Other financial assets	1,888,329	1,887,503
Deferred tax assets	1,494,429	1,499,175
Total non-current assets	3,442,112	3,492,212

Total assets	$14,220,212	$23,515,009

LIABILITIES AND EQUITY
Current liabilities
Trade payables	$1,956,131	$1,994,209
Other payables	2,152,711	5,878,921
Contract liabilities	672,745	528,064
Other financial liabilities	4,216,892	4,232,678
Lease liabilities	–	12,637
Income taxes payables	–	–
Bank borrowings	6,936,753	8,645,642
Total current liabilities	15,935,231	21,292,151

Lease liabilities	–	–
Total non-current liabilities	–	–

Total liabilities	15,935,231	21,292,151

Stockholders’ equity
Common stock	407	400
Share premium	2,608,347	2,243,352
Reserves	(3,778,181)	(603,949)
Equity attributable to shareowners of Nixplay Inc.	(1,169,430)	1,639,803

Equity attributable to non-controlling interests	(545,590)	583,055
Total Equity	(1,715,020)	2,222,858

Total liabilities and equity	$14,220,212	$23,515,009

The accompanying notes to these consolidated financial statements are an integral part of these statements.

9

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED) AND JUNE 30, 2022 (UNAUDITED)

	Six months ended June 30,2023	Six months ended June 30, 2022
Revenues	$7,645,064	$9,025,516
Cost of sales	(5,503,037)	(6,248,538)
Gross profit	2,142,027	2,776,978

Operating expenses
Development, General and administrative	(4,369,175)	(5,392,988)
Selling expenses	(1,530,347)	(1,530,939)
Stock based compensation	(108,758)	(170,510)
Depreciation	(59,176)	(191,590)
Total operating expenses	(6,067,457)	(7,286,027)

Net Operating Income (loss)	(3,925,430)	(4,509,049)

Government grants including PPP loan forgiveness	–	29,563
Interest income and other income	37,092	37,563
Interest expenses	(449,006)	(410,837)
Total other income (expense)	(411,914)	(343,711)

Income (loss) before income tax expense	(4,337,344)	(4,852,760)

Income tax benefit (expense)	(36,454)	33,695

Net income (loss)	$(4,373,799)	$(4,819,065)
Less: Net income (loss) attributable to non-controlling interests	$1,147,247	$1,264,041
Net income (loss) attributable to shareowners of Nixplay Inc.	$(3,226,551)	$(3,555,024)

Changes in fair value of defined benefit scheme at fair value through other comprehensive income
Changes in fair value of financial asset at fair value through other comprehensive income	(26,544)	(306,733)
Foreign currency translation gain (loss)	(11,293)	209,406
Other comprehensive income	(37,837)	(97,327)

Total comprehensive income (loss)	$(4,411,636)	$(4,916,392)
Less: Total comprehensive income (loss) attributable to non-controlling interests	1,157,172	$1,289,570
Total comprehensive income (loss) attributable to shareowners of Nixplay Inc.	$(3,254,464)	$(3,626,822)

Weighted average common shares: Basic and Diluted	4,068,400	4,000,000
Net earnings/(loss) per share: Basic and Diluted	(0.79)	(0.89)

The accompanying notes to these consolidated financial statements are an integral part of these statements. In the opinion of management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

10

NIXPLAY INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR FROM JANUARY 1, 2022 TO DECEMBER 31, 2022 (AUDITED) and
INTERIM PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023 (UNAUDITED)

	Share capital		Share	General	Retained	Foreign exchange	Share option	FVOCI	Non-controlling	Total
	Shares	Amount	premium	reserve	earnings	reserve	reserve	reserve	interests	equity
At December 31,2021	4,000,000	$400	$2,243,352	$157,829	$2,930,136	$(657,519)	$2,074,451	$(15,268)	$2,394,152	$9,127,533
Net loss for the period	–	–	–	–	(3,555,024)	–	–	–	(1,264,041)	(4,819,065)
Other comprehensive income	–	–	–	–	–	154,479	–	(226,277)	(25,529)	(97,327)
Total comprehensive income	–	–	–	–	((3,555,024)	154,479	–	(226,277)	(1,289,570)	(4,916,392)
Equity-settled share-based compensation expense	–	–	–	–	–	–	125,785	–	44,725	170,510
At June 30,2022	4,000,000	$400	$2,243,352	$157,829	$(624,888)	$(503,040)	$2,200,236	$(241,545)	$1,149,307	$4,381,651

Net loss for the period	–	–	–	–	(2,020,448)	–	–	–	(718,400)	(2,738,848)
Other comprehensive income	–	–	–	–	–	262,901	–	41,133	108,104	412,138
Total comprehensive income	–	–	–	–	(2,020,448)	262,901	–	41,133	(610,296)	(2,326,710
Equity-settled share-based compensation expense	–	–	–	–	–	–	123,873	–	44,044	167,917
Change in interest held by non-controlling interests	–	–	–	–	–	–	–	–	–	–
At December 31, 2022	4,000,000	$400	$2,243,352	$157,829	$(2,645,336)	$(240,139)	$2,324,109	$(200,412)	$583,055	$2,222,858

Net loss for the period	–	–	–	–	(3,226,551)	–	–	–	(1,147,247)	(4,373,799)
Other comprehensive income	–	–	–	–	–	(8,331)	–	(19,582)	(9,925)	(37,837)
Total comprehensive income	–	–	–	–	(3,226,551)	(8,331)	–	(19,582)	(1,157,172)	(4,411,636)
Equity-settled share-based compensation expense	–	–	–	–	–	–	80,230	–	28,528	108,758
Shares issued fundraise	–	7	364,995	–	–	–	–	–	–	365,001
Change in interest held by non-controlling interests	–	–	–	–	–	–	–	–	–	–
At June 30, 2023	4,000,000	$407	$2,608,347	$157,829	$(5,871,887)	$(248,470)	$2,404,339	$(219,994)	$(545,590)	$(1,715,020)

The accompanying notes to these consolidated financial statements are an integral part of these statements

11

NIXPLAY INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE INTERIM PERIODS FROM JANUARY 1, 2023 TO JUNE 30, 2023 (UNDAUDITED) AND FROM JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED)

	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash flows from operating activities:
Net income (loss) before income tax	$(4,337,344)	$(4,852,760)
Adjustments for:
Depreciation of property and equipment	40,987	73,711
Depreciation of right-of-use assets	18,189	117,870
Finance costs	449,006	410,837
Interest income	(37,092)	(36,927)
Gain on disposal of property and equipment	–	(275)
Policy charge on other financial assets	9,721	11,538
Equity-settled share-based compensation expenses	108,758	170,510
Operating profit before working capital changes	(3,747,776)	(4,105,496)
Decrease/ (Increase) in inventories	3,881,678	(595,623)
Decrease/ (Increase) in trade and other receivables	3,402,430	3,179,507
(Decrease)/ Increase in trade and other payables	(3,764,289)	(2,892,901)
Increase in contract liabilities	144,681	49,795
Cash used in operations	(83,276)	(4,364,718)
Income taxes received/(paid)	(46,082)	(165,127)
Net cash generated (used in)/from operating activities	(129,359)	(4,529,845)

Cash flows from investing activities:
Purchases of property and equipment	(9,691)	(86,768)
Sales proceed from disposal of property and equipment	–	275
Interest received	–	64
Investment in insurance contract	–
Investment in unlisted debt security	(905)
Net cash used in investing activities	(10,596)	(86,429)

Cash flows from financing activities:
(Repayments of)/proceeds from loans from directors	(173,369)	313,842
(Repayments of)/proceeds from loans from non-controlling interests	21,967	26,583
(Repayments of)/proceeds from loans from related parties	135,615	3,698
(Repayments of)/proceeds from bank borrowings	(1,708,889)	(1,906,348)
Repayment of principal portion of the lease liabilities	(12,637)	(125,069)
Interest paid	(449,006)	(410,837)
Proceeds from fundraise	365,002
Net cash used in financing activities	(1,821,316)	(2,098,131)

Net decrease in cash and cash equivalents	(1,961,270)	(6,714,405)
Cash and cash equivalents at beginning of the period	3,003,578	9,060,578
Effect of foreign exchange rate changes	(11,148)	206,682
Cash and cash equivalents at end of the period	$1,031,160	$2,552,855

The accompanying notes to these consolidated financial statements are an integral part of these statements.

12

NIXPLAY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 – Organization and Operations

Nixplay, Inc. (“The Company”) was incorporated in the state of Delaware in June 2022. Nixplay (“Nixplay Cayman”), a private company was incorporated in Cayman Islands in July 2014.

Nixplay Cayman’s principal activity is investment holding while its subsidiaries are engaged in the design, purchase and commercialization of digital photo frames and signage with more than 80% of the activity conducted in the US.

Effective September 11, 2022, Nixplay, Inc. issued 3,990,000 shares of common stock in exchange for 73.77% ownership interest in Nixplay Cayman. This transaction resulted in the owners of Nixplay Cayman obtaining a majority voting interest in Nixplay, Inc. The merger of Nixplay Cayman into Nixplay, Inc., which has nominal net assets, results in Nixplay Cayman having control of the combined entity. Accordingly, this is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Nixplay Cayman for the net assets of Nixplay, Inc., accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

The combined balance sheet has been prepared as if the transaction had occurred as of December 31, 2021:

	Nixplay, Inc.	Nixplay Cayman	Transaction Accounting Adjustment	Pro Forma Combined
Total assets	$6,733,382	$34,329,856	$(6,733,382)	$34,329,856

Total liabilities	–	25,202,323	–	25,202,323
Stockholders’ equity
Common stock	400	88,663	(88,663)	400
Treasury stock	–	(6,367)	6,367	–
Share premium	6,732,982	2,959,257	(7,448,887)	2,243,352
Reserves	–	6,085,980	(1,596,351)	4,489,629
Non-controlling interests	–	–	2,394,152	2,394,152
Total equity	6,733,382	9,127,533	(6,733,382)	9,127,533
Total liabilities and equity	$6,733,382	$34,329,856	$(6,733,382)	$34,329,856

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The pro forma combined statements of operations have been prepared as if this transaction had occurred for the year ended December 31, 2021:

	Nixplay, Inc.	Nixplay Cayman	Transaction Accounting Adjustment	Pro Forma Combined
Revenues	$–	$57,865,975	$–	$57,865,975
Cost of sales	–	(36,452,328)	–	(36,452,328)
Gross profit	–	21,413,647	–	21,413,647
Total operating expenses	–	(18,631,785)	–	(18,631,785)
Net Operating Income	–	2,781,861	–	2,781,861
Total other income (expense)	–	(707,521)	–	(707,521)
Income (loss) before income tax expense	–	2,074,340	–	2,074,340
Income tax expense	–	(145,055)	–	(145,055)
Net income	–	1,929,286	–	1,929,286
Net income attributable to non-controlling interests	–	–	(506,052)	(506,052)
Net income attributable to shareowners of Nixplay Inc.	–	1,929,286	(506,052)	1,423,234

Other comprehensive income	–	81,144	–	81,144

Total Comprehensive Income	–	2,010,430	–	2,010,430
Total comprehensive income attributable to non-controlling interests	–	–	(527,336)	(527,336)
Total comprehensive income attributable to shareowners of Nixplay Inc.	$–	$2,010,430	$(527,336)	$1,483,094

The consolidated financial statements represent the activity of Nixplay Cayman from July 2014 forward, and the consolidated activity of Nixplay, Inc. and Nixplay Cayman from September 11, 2022 forward. Nixplay, Inc., Nixplay Cayman and its subsidiaries are hereinafter referred to collectively as the “Group” or “We”.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Functional and reporting currency

The consolidated financial statements are presented in U.S. dollars (“$”), which is the functional currency of the Company. The functional currency of the Company’s subsidiaries is the currency of primary economic environment in which it operates.

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Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. We have eliminated all intercompany transactions and balances between entities together with unrealized profits are eliminated in full in preparing the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures thereto. Actual results could differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, allowance for doubtful accounts, stock-based compensation, income taxes and valuation of the financial assets.

Financial Instruments

Pursuant to Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: Quoted prices for identical assets or liabilities in active markets or observable inputs;

Level 2: Significant observable inputs that can be corroborated by observable market data; and

Level 3: Significant unobservable inputs that cannot be corroborated by observable market data.

The Group’s financial instruments consist primarily of cash, trade and other receivables, trade and other payables, bank borrowings, amount due from/ (to) and loans from directors, non-controlling interests and related parties. Pursuant to ASC 820 and 825, the fair value of certain financial assets and liabilities are determined based on “Level 3” inputs as shown below. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of the short-term nature of these items.

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The following table presents assets and liabilities that are measured and recognized at fair value as of June 30, 2023 and December 31, 2022:

	Level 1	Level 2	Level 3
June 30, 2023
Assets
Key management insurance contracts classified as financial assets			$1,888,329

Liabilities
Defined benefit pension obligations classified at financial liabilities			$96,638

December 31, 2022
Assets
Key management insurance contracts classified as financial assets			$1,887,503

Liabilities
Defined benefit pension obligations classified at financial liabilities			$96,750

Foreign Currency

Assets and liabilities of consolidated foreign subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at period-end exchange rates and revenues and expenses are translated into U.S. dollars at average exchange rates for the applicable period. The adjustment resulting from translating the financial statements of such foreign subsidiaries into U.S. dollars is reflected as a cumulative translation adjustment and reported as a component of accumulated other comprehensive income.

For consolidated foreign subsidiaries whose functional currency is the U.S. dollar, transactions and balances denominated in the local currency are foreign currency transactions.

Foreign currency transactions and balances related to non-monetary assets and liabilities are remeasured to the functional currency of the subsidiary at historical exchange rates while monetary assets and liabilities are remeasured to the functional currency of the subsidiary at period-end exchange rates. Foreign currency exchange gains or losses from remeasurement are included in income in the period in which they occur.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investment and deposits that are readily convertible into cash, with original maturities of three months or less.

Pledged bank deposits are used to secure the import loan facilities from financial institutions. They are restricted as to withdrawal or use. The deposits are included with Cash and cash equivalents when reconciling the balances shown on the statement of cash flows as of June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
Pledged bank deposits	$319,200	$320,528
Cash and bank balances	711,960	2,683,050
Total Cash and cash equivalents	$1,031,160	$3,003,578

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Trade Receivables

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Management provides for probable uncollectible accounts through an allowance for doubtful accounts. The allowance is estimated based on historical credit loss experiences and management’s assessment of the current status of individual accounts. Management estimated that the carrying amounts as of June 30, 2023 and December 31, 2022 could be fully recovered. No allowance has been recognized on trade receivables as the amount involved is insignificant.

Inventory

Inventories are initially recognized at cost, and subsequently at the lower of cost or net realizable value. The Group has established the policy of capitalizing all costs of purchase, cost of conversion and other direct costs incurred in bring the inventories to their present location and condition for the inventory valuation. Cost is calculated at first-in first-out method. Net realizable value represents the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion and transportation to make the sales.

As of June 30, 2023, and December 31, 2022, there were $5,755,193 and $9,636,871, respectively, in finished goods.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The straight-line method of depreciation is used over the following estimated useful lives:

Leasehold improvements	2 years
Office equipment	2 years
Furniture and fixtures	2 years
Mould and toolings	2 years

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation accounts are relieved, and the resultant gain or loss is reflected in operations.

Leases

All leases are required to be capitalized in the Balance Sheet as right-of-use assets and lease liabilities. The Group has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of less than 12 months. The lease payments associated with those leases have been expensed on straight-line basis over the lease term.

Operating lease right-of-use asset is initially recognized at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liability.

Lease liability is recognized at present value of lease payments that are not paid at the date of commencement of the lease. The lease payments are discounted using the interest rate implicit in the lease. The Group uses the Group’s incremental borrowing rate.

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Contract Liabilities

Contract liabilities, or deferred revenue, consist of advance payments from clients and billings in excess of revenues recognized. The Group classifies deferred revenue as current on the consolidated balance sheet and is recognized as revenue as the Group performs under the contract. These balances are generally recognized as revenue within one year and are short-term in nature.

There were $672,745 and $528,064 in contract liabilities as of June 30, 2023, and December 31, 2022, respectively.

Non-controlling Interests

The Group has minority members representing ownership interests of 26.23% as of June 30, 2023 and December 31, 2022. The Group accounts for these minority, or non-controlling interests, pursuant to ASC 810-10-65 whereby gains and losses in a company with a non-controlling interest are allocated to the non-controlling interest based on the ownership percentage of the non-controlling interest, even if that allocation results in a deficit non-controlling interest balance.

Revenue recognition

All revenues from exchange transactions are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Group’s revenues are primarily generated from the sale of digital photo frames and signage. This represents a single performance obligation and are earned at a point in time when the ownership transfers to the customer. Invoices are usually payable within 15-60 days. The Group’s revenues also contain membership subscription income, which are recognized over the terms of subscription period.

Stock-based Compensation

The Group accounts for employees and others equity-based compensation in accordance with ASC 718 “Share-based Compensation”. Accordingly, compensation expense for employees’ and others’ services received in exchange for equity awards is based on the grant date fair value of those awards and is recognized over the requisite service period for the respective award.

The Group’s equity-based awards issued include stock option awards. The Group records forfeitures as they occur. Compensation expense resulting from time vesting based awards is recognized in the Group’s consolidated statement of operations and comprehensive income at the grant date fair value over the requisite service period (typically three to five years). The Group estimates grant date fair value using a Hull-White Binominal model that uses assumptions including expected volatility, expected term, and the expected risk-free rate of return. The Group has determined that the Hull-White Binominal model, as well as the underlying assumptions used in its application, is appropriate in estimating the fair value of its award grants.

Income Tax

The Group is subject to both the United States of America (U.S.) and foreign income taxes. A current tax asset or liability is recognized for the estimated taxes payable or refundable on tax returns for the year.

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Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the basis of receivables, inventory, property and equipment and accrued expenses for financial and income tax reporting.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year.

Note 3 – Other Financial Assets

The other financial assets in non-current assets represented the key man insurance contacts of $1,888,329 and $1,887,503 as of June 30, 2023, and December 31, 2022, respectively. The Group’s Hong Kong subsidiary purchased life insurance contracts in September 2016 and September 2020 for a director of the Group. The total insured amount is US$7,600,000 (2022: US$7,600,000). The contracts will mature on the date when the insured reaches the age of 100 or death of the insured and the beneficiary is designated to be the Group’s Hong Kong subsidiary.

Discounted cash flow approach was adopted in the fair value measurement of the Group’s key management insurance contract as of June 30, 2023 with the significant unobservable inputs used, being 5.28% to 5.30% (2022: 4.99% to 5.06%) per annum which is adopted as the discount rate.

The fair value of life insurance contract is based on unobservable inputs, it is measured using the discounted cash flow and is disclosed as categorized under Level 3 of the fair value measurement hierarchy. The life insurance contracts are pledged to a bank to secure clean import loan facilities granted to the Group’s Hong Kong subsidiary.

Note 4 – Other Financial Liabilities

The following is a summary of the Group’s other financial liabilities as of June 30, 2023.

	June 30, 2023	Dec 31, 2022
Amounts due to directors	$–	$505,846
Amounts due to non-controlling interests	158,849	215,575
Amounts due to related parties	17,026	39,395
Loans from directors	287,614	548,498
Loans from non-controlling interests	3,125,267	2,453,212
Loans from related parties	628,136	470,152
	$4,216,892	$4,232,678

The loans from directors, non-controlling interests and related parties (Mark Palfreeman family members – parents and spouse) are unsecured and bear interest between 10% and 11% per annum. Director loans and one loan from related parties are interest free.

The loans are fully repayable on February 28, 2024 except loans for a total of $687,115 which are repayable by December 31, 2023. The amounts due to directors, non-controlling interests and related parties are unsecured, interest-free and repayable on demand.

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Note 5 – Bank Borrowings and Facilities –

The following is a summary of the Group’s bank borrowings as of June 30, 2023.

	June 30, 2023	Dec 31, 2022
Current portion:
Bank loans due for repayment within one year	$6,847,895	$8,293,550
Bank loans due for repayment after one year which contain a repayment on demand clause	88,858	352,092
PPP loan	–	–
	$6,936,753	$8,645,642
Non-current portion:
PPP loan	–	–
	$6,936,753	$8,645,642

(a)	As of June 30, 2023, the Group’s Hong Kong subsidiary held an import loan facility of HK$12,000,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by a personal guarantee from a director to the extent of HK$12,000,000 and a guarantee to the extent of HK$9,600,000 from the Hong Kong Mortgage Corporation Limited under the SME Financing Guarantee Scheme. Interest is charged at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of June 30, 2023, the outstanding bank loans under this facility totaled $666,848 (2022: $1,184,552).

(b)	As of June 30, 2023, the Group’s Hong Kong subsidiary held a clean import loan facility of HK$73,500,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by an unlimited personal guarantee from a director, unlimited cross-corporate guarantees from the Group, the Group’s UK and US subsidiaries and life insurance contracts under HSBC Jade Global Generations Universal Life Insurance plan with total insured amount of $7,600,000. Interest is charge at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of June 30, 2023, the outstanding bank loans under this facility totaled $5,434,935 (2022: $6,362,886).

(c)	As of June 30, 2023, the Group’s Hong Kong subsidiary held an import loan facility of HK$6,000,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by a personal guarantee from the director to the extent of HK$6,000,000 and a guarantee from the Hong Kong Mortgage Corporation Limited under the SME Financing Guarantee Scheme. Interest is charged at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of June 30, 2023, the outstanding bank loans under this facility totaled $746,112 (2022: $746,112).

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(d)	As of June 30, 2023, the Group’s Hong Kong subsidiary held a loan of $810,716 from a Hong Kong financial institution to finance the payment of insurance premium of the life insurance contract of a director of the Group. Interest is charged at one-month London Interbank Offered Rate plus 1% per annum payable monthly in arrears and the loan will mature in September 2023.

As of June 30, 2023, the outstanding loan amounted to $67,589 (2022: $202,703).

(e)	As of June 30, 2023, the Group’s Hong Kong subsidiary held a term loan of HK$4,000,000 from a Hong Kong financial institution. The loan is secured by a personal guarantee from a director to the extent of $3,600,000 and a guarantee from HKMC Insurance Limited under SME Financing Guarantee Scheme. Interest is charged at 2.75% per annum payable monthly in arrears and the principal will be repaid monthly in arrears commencing 12 months after the first drawdown date and the loan will mature in May 2023.

As of June 30, 2023, the outstanding loan amounted to $21,269 (2022: $149,389).

(f)	Current liabilities as of June 30, 2023 include bank loans of $88,858 (as of June 30, 2022: $352,092) that are not scheduled to be repaid within one year. They are classified as current liabilities as the related loan agreements contain a clause that provides the lenders with an unconditional right to demand repayment at any time at its own discretion. The portion of these bank loans due for repayment after one year which contain a repayment on demand clause and classified as a current liability is not expected to be settled within one year.

Note 6 – Income Tax Expenses

Provision/ (benefit) for Income taxes consists of the following during the period :

	Six months ended June 30, 2023	Six months ended June 30, 2022
Current:
Federal	$7,937	$	$ (29,614)
Foreign	26,754		(4,081)
Total Current	$36,454	$	$ (33,695)
Deferred:
Federal	–		–
Foreign	–		–
Total Deferred	–		–
Total Income Tax (Benefit)/ Expenses	$36,454	$	$ (33,695)

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Deferred Income Taxes

Components of the Group’s deferred tax asset include the following:

	June 2023	December 2022
Deferred tax assets on:
Accelerated tax depreciation in fixed asset	$12,984	$13,027
Defined benefit obligations	33,499	33,612
Unrealized exchange difference on foreign currency translations	(8,111)	(8,137)
Inventory valuation and other assets	86,017	86,308
Tax loss	1,369,840	1,374,365
Total deferred tax assets	$1,494,229	$1,499,175

Note 7 – Stock Based Compensation

Employee Share Acquisition Plan

In March 2021, the Group implemented a new Employee Share Acquisition Plan (the “ESAP”) to incentivize the Group’s employees with the grant of a bonus. The ESAP Rules were approved by the Board during 2021. The maximum number of shares that may be transferred or issued, and the maximum funding for additional shares must be approved by the Board from time to time. The fair market value is defined in the ESAP Rules for the ESAP awards until the approval of a new fair market value by the Board. Eligible employees may use to apply for acquiring the granted shares in Nixplay Cayman, Nixplay Cayman will fund an extra 1 share for each share. The award shares are awarded from new shares issuance, which is an equity-settled share-based compensation.

During 2021, Nixplay Cayman issued 60,295 shares under ESAP for the share awards granted. No shares issued under ESAP in 2022 and 2023.

Share Options Plan

The Group operates a Share Option Scheme (the “Scheme”) to incentivize its employees. An individual must remain an employee of the Group over a 3 to 5-year period from the date of grant in order for the options to fully vest. The maximum term of the options granted is 15 years from the date of grant. The exercise price of the options granted is set as nominal value of Nixplay Cayman’s shares on the date of the offer. The Scheme is deemed to be an equity-settled share-based remuneration scheme for employees. Certain employees of the Group are eligible to participate in the Scheme.

The following share options were outstanding under the Scheme during the year:

	Weighted average grant date fair value	Number of options	Weighted average grant date fair value	Number of options
	2022	2022	2021	2021
Outstanding at beginning of the year	$2.3991	1,273,114	$2.4446	1,066,923
Granted during the year	2.43262	227,184	2.1632	206,191
Forfeited during the year	–	–	–	–
Outstanding at the end of the year	$2.4042	1,500,298	$2.3991	1,273,114

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The fair value of equity-settled share options granted to certain employees of the Group for the years ended June 30, 2023 and 2022 was estimated as at the date of grant, using the Hull-White Binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	December 31, 2022	December 31, 2021
Fair value at grant date	$2.4327	$2.1632
Exercise price	$3.89	$3.89
Weighted average contractual life	15 years	15 years
Expected volatility	52.8%	52.4%
Expected dividend rate	0%	0%
Risk-free-interest rate	2.337%	1.982%

The volatility assumption is based on a statistical analysis of 3 comparable companies working in a similar industry over the last 15 years.

For the six months ended June 30, 2023 and 2022, the Group recognized a share-based payment expense of $108,758 and $338,443, respectively, for the stock options granted.

Note 8 – Related Party Transactions

During the six months ended June 30, 2023 and 2022, the Group entered into the following transactions with related parties:

Related party	Type of Transaction	Transaction amount
		Six months ended June 30, 2023	Six months ended June 30, 2022
Non-executive directors	Directors’ fee	$50,000	$49,155
	Equity-settled share-based compensation expenses	0	11,186
Directors	Directors’ salaries		$155,448
	Equity-settled share-based compensation expenses
	Loan amount	287,614	546,958
	Loan interest expenses	0	28,288
Related parties (Mark Palfreeman family members)	Loan amount	628,136	469,853
	Loan interest expenses	$29,040	$23,183

Note 9 – Regulation A Offering

On March 20, 2023, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended. The Company is seeking to sell up to 2,459,017 shares at $6.1000 per share, for maximum proceeds of $15,000,004. The Company intends to utilize the net proceeds from the Regulation A offering to execute on its business plans. As of June 30, 2023, the Company had issued 68,400 shares of Common Stock for gross proceeds of $431,869 – and net proceeds of $365,001 after payment of investor, issuer and processing fees related to this offering.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1*	Posting Agreement with StartEngine Primary
2.1**	Certificate of Incorporation
2.2*	Form of Amended and Restated Certificate of Incorporation
2.3**	Bylaws
3.1**	Form of Common Stock Investors’ Rights Agreement
4.1**	Form of Subscription Agreement
6.1**	Services Agreement between Creedon Technologies USA, LLC dated September 1, 2022
6.2**	Bank Loan between Creedon Technologies HK Limited and HSBC HK #1
6.3**	Bank Loan between Creedon Technologies HK Limited and HSBC HK #2
6.4**	Bank Loan between Creedon Technologies HK Limited and Standard Chartered Bank #1
6.5**	Bank Loan between Creedon Technologies HK Limited and HSBC HK #3
6.6**	Universal Life Insurance Loan between Creedon Technologies HK Limited and HSBC HK #2
6.7**	Loan Agreement between Creedon Technologies HK Limited and Mark Palfreeman #1
6.8**	Loan Agreement between Creedon Technologies HK Limited and Mark Palfreeman #2
6.9^	Loan Agreement between Creedon Technologies HK and David Stewart
6.10^	Loan Agreement between Creedon Technologies HK Limited and Clare Palfreeman #1
6.11^	Loan Agreement between Creedon Technologies HK Limited and Clare Palfreeman #2
6.12^	Loan Agreement between Creedon Technologies HK Limited and Julie Palfreeman
6.13^	Loan Agreement between Creedon Technologies HK and Kevin Palfreeman
6.14**	Form of Loan Agreement between the Company and various officers, directors, and shareholders of subsidiaries of the Company
7.1***	Share Sale and Purchase Agreement dated September 11, 2022 between Solon and the Company†
8.1*	Escrow Agreement between the Company, StartEngine Primary LLC and The Bryn Mawr Trust Company of Delaware.

^ Filed herewith

* Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on February 10, 2023.

** Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on November 17, 2022.

*** Incorporated by reference to the Company’s offering statement on Form 1-A filed with the SEC on September 30, 2022.

† Portions of the exhibit have been omitted

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, Minnesota, on September 27, 2023.

Nixplay, Inc.

By:

/s/ Mark Palfreeman
Mark Palfreeman, Chief Executive Officer

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Palfreeman
Mark Palfreeman, Chief Executive Officer and Director
Date: September 27, 2023

/s/ Benoit Le Berre
Benoit Le Berre, principal financial officer and principal accounting officer Date: September 27, 2023

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